# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Telephone and Data Systems, Inc., CIK 0001051512
CUSIP: 879433829
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 30 North LaSalle Street, Suite 4000, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001040273

## Reporting persons
- Third Point LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (5.7% of the class)
- Daniel S. Loeb: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Telephone and Data Systems, Inc.
Address of issuer's principal executive offices: The Issuer's principal executive offices are located at 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.

## Item 2. Person Filing
Name of person filing:
Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (all such funds and accounts, collectively, the "Funds"), with respect to shares of Common Stock, par value $0.01 per share ("Common Stock") directly owned by the Funds; and
Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.

The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Except as otherwise set forth herein, the disclosures set forth in Item 4 of this Schedule 13G are made with respect to each of the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of the Management Company and Mr. Loeb is 55 Hudson Yards, New York, New York 10001.
Citizenship: The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,000,000 shares of Common Stock.
Percent of class:
5.66%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 106,000,000 shares of Common
Stock issued and outstanding as of the close of business on September 30, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S.Securities and Exchange Commission on November 1, 2024. Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the close of business on December 26, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT INDEX

Exhibit 99.1: Joint Filing Agreement, dated December 26, 2024, by and between Third Point LLC and Daniel S. Loeb.

Exhibit 99.2: Power of Attorney granted by Daniel S. Loeb in favor of Jana Tsilman and Joshua L. Targoff, dated February 9, 2024, which was previously filed with the SEC on February 13, 2024 as Exhibit
99.2 to the Schedule 13G/A filed by Third Point LLC and Daniel S. Loeb with respect to Global Blue Group Holding AG and is incorporated herein by reference.

## Signatures
- Third Point LLC: /s/ Jana Tsilman, Jana Tsilman, as Attorney-in-Fact for Daniel S. Loeb, Chief Executive Officer (12/26/2024)
- Daniel S. Loeb: /s/ Jana Tsilman, Jana Tsilman, as Attorney-in-Fact for Daniel S. Loeb (12/26/2024)